UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
Form X-17A-5
Part III

FORM X-17A-5

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OMB Number: 3235-0123, 3235-0749

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FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

X-17A-5: Filer Information

Filer CIK	0001428556
Filer CCC	f9x#kyuw
Is this a LIVE or TEST Filing?	⦿ LIVE ○ TEST
Would you like a Return Copy?	☑
Is this an electronic copy of an official filing submitted in paper format?	☐
Confirming Broker Dealer Copy File Number	
Confirming Security-Based Swap Entity Copy File Number	

Submission Contact Information

Name	Daniel Meader
Phone	817-310-2901
E-Mail Address	compliance@trinityinvestors.com

Notification Information

Notify via Filing Website only?	☐
Notification E-mail Address	pat@trinityinvestors.com

X-17A-5: Submission Information

Report for the Period Beginning	01-01-2020
and Ending	12-31-2020

Type of Registrant

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ OTC derivatives dealer

Material Weakness

Does this submission include an accountant's report covering the compliance report that indentifies one or more material weaknesses?

○ Yes   ⦿ No

X-17A-5: A. Registrant Identification

Name of Firm	TPEG SECURITIES, LLC

Address of Principal Place of Business (Do not use P.O. Box No.)

Address 1	2102 E STATE HWY 114
Address 2	SUITE 300
City	SOUTHLAKE
State/Country	TEXAS

Mailing Zip/ Portal Code	76092

Name and Telephone Number of Person to Contact in Regard to this Report

Name	Dan Meader
Telephone Number	817-310-2901

X-17A-5: B. Accountant Identification

Independent Public Accountant

Name - *if individual, state last, first, and middle name*	Mesch, PLLC
Address 1	600 Texas St.
Address 2	Floor 1
City	Fort Worth
State/Country	TEXAS
Mailing Zip/ Postal Code	76102

Check One

⦿ Certified Public Accountant
○ Certified Public Accountant not resident in United States or any of its possessions

X-17A-5: Signature

Oath or Affirmation

I, *Dan Meader,* swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of *TPEG SECURITIES, LLC,* as of *02-22-2024,* is true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature	Daniel Meader 
Title	Managing Partner

Notary Public

Checking this box acknowledges that this oath or affirmation has been notarized.   ☑



GRACE ARTHUR
Notary ID #134528769
My Commission Expires
August 28, 2027